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                               November 15, 2022

       Mingjun Lin
       Chief Executive Officer
       Kaixin Auto Holdings
       9/F, Tower A, Dongjin International Center
       Huagong Road
       Chaoyang District, Beijing 100015
       People   s Republic of China

                                                        Re: Kaixin Auto
Holdings
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
November 1, 2022
                                                            File No. 001-38261

       Dear Mingjun Lin:

              We have reviewed your November 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 4, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Item 3. Key Information, page 4

   1. We note your proposed revised future disclosure in response to comment 1. In future filings, please revise
your disclosure to clearly indicate that you are regarded as the primary beneficiary of
the VIEs for accounting purposes. Please include this disclosure early in Item 3 when
describing your holding company structure and contractual
                                                        arrangements with the
consolidated VIEs as well as on pages 33 and 89. In this regard, any references to
control or benefits that accrue to you because of the VIE should be limited to a clear
description of the conditions you have satisfied for consolidation of the
                                                        VIE under U.S. GAAP.
Please tell us what your disclosure will look like.
 Mingjun Lin
Kaixin Auto Holdings
November 15, 2022
Page 2
2. We note your proposed revised future disclosure in response to comment 2. Please expand your disclosure to discuss that, to the extent cash or assets in the business are in
      Hong Kong or a Hong Kong entity, the funds or assets may not be available for use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Please tell us what your disclosure will look like.
       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameMingjun Lin
                                                             Division of
Corporation Finance
Comapany NameKaixin Auto Holdings
                                                             Office of Trade &
Services
November 15, 2022 Page 2
cc:       Yu Wang, Outside Counsel at KWM
FirstName LastName